UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 19, 2017

Date of Report (Date of earliest event reported)

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-34115	04-3387074
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS 01886

(Address of Principal Executive Offices) (Zip Code)

(978) 614-8100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.             Other Events.

As previously disclosed in the Current Report on Form 8-K filed on May 23, 2017 by Sonus Networks, Inc. (the “Company”), on May 23, 2017, the Company entered into an Agreement and Plan of Merger with Solstice Sapphire Investments, Inc., a direct wholly-owned subsidiary of the Company (“NewCo”), Solstice Sapphire, Inc., a direct wholly-owned subsidiary of NewCo (“Solstice Merger Sub”), Green Sapphire Investments LLC, a direct wholly-owned subsidiary of NewCo (“Cayman Merger Sub”), Green Sapphire LLC, a direct wholly-owned subsidiary of NewCo (“GB Merger Sub”), GENBAND Holdings Company (“GENBAND”), GENBAND Inc. (“GB”) and GENBAND II, Inc. (“GB II”), pursuant to which (i) Solstice Merger Sub will merge with and into the Company, with the Company surviving such merger as a wholly-owned subsidiary of NewCo, (ii) Cayman Merger Sub will merge with and into GENBAND, with GENBAND surviving such merger as a direct or indirect wholly-owned subsidiary of NewCo, (iii) GB will merge with and into GB Merger Sub, with GB Merger Sub surviving such merger as a wholly-owned subsidiary of NewCo and (iv) GB II will merge with and into GB Merger Sub, with GB Merger Sub surviving such merger as a wholly-owned subsidiary of NewCo (such mergers in (i) through (iv) above, collectively, the “Mergers”).

On June 19, 2017, the Company made available to investors an investor presentation in connection with the proposed Mergers. A copy of the investor presentation is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                                 Exhibits

See the Exhibit Index attached to this Current Report on Form 8-K, which is incorporated herein by reference.

IMPORTANT INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, the Company will cause NewCo to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and GENBAND and certain of its affiliates (the “GENBAND Parties”) and a prospectus of NewCo and the Company and the parties may file with the SEC other relevant documents concerning the proposed transaction. The Company will mail the definitive joint proxy statement/prospectus to the Company stockholders and the GENBAND Party equity holders. THE COMPANY STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other filings containing information about the Company at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge from the Company’s Investor Relations website (http://investors.sonusnet.com/) or by requesting them from the Company corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

The Company, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 28, 2017.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the expected performance of the combined companies. Uncertainties that could cause actual results to be materially different than those expressed in the Company’s and the GENBAND Parties’ forward-looking statements include the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction in a timely matter or at all. These or other uncertainties may cause actual future results to be materially different from those expressed in the Company’s and the GENBAND Parties’ forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of the Company or any GENBAND Party will be realized. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the proposed transaction, including risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining equity holder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of the Company and the GENBAND Parties to integrate the business successfully and to achieve anticipated synergies, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm the Company’s or the GENBAND Parties’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s or the GENBAND Parties’ consolidated financial condition, results of operations or liquidity. Neither the Company nor any GENBAND Party assumes any obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2017	SONUS NETWORKS, INC.

	By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

Exhibit Index

99.1                        Investor Presentation made available by Sonus Networks, Inc. on June 19, 2017.